Exhibit 99.2

SPI Energy Co., Ltd. Announces Nasdaq’s Acceptance of Its Plan to Regain Compliance

Hong Kong, March 20, 2017 — SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (NASDAQ: SPI), a global clean energy market place for business, residential, government and utility customers and investors, today announced that the Nasdaq Stock Market has accepted the company’s plan to regain compliance with Nasdaq Listing Rule 5250(c)(2) which will permit the continued listing of the Company’s American depositary shares on the Nasdaq Global Select Market.

As previously reported on January 13, 2017, the Company received a letter from Nasdaq stating that the Company was not in compliance with Nasdaq listing rules because the Company had not filed its Form 6-K for the six-month period ended June 30, 2016. In the letter, Nasdaq requested that the Company submit a plan to regain compliance with Nasdaq listing rules within 60 days.

On March 13, 2017, the Company submitted to Nasdaq a plan to regain compliance with Nasdaq listing rules. After reviewing the plan of the Company to regain compliance, Nasdaq granted an exception to enable the Company to regain compliance with the listing rules. Under the terms of the exception, the Company must file its Form 6-K for the six-month period ended June 30, 2016 as required by listing rules on or before May 15, 2017 to maintain its listing status. In the event that the Company does not satisfy the terms set forth in the extension, Nasdaq will provide written notification that the securities of the Company will be delisted. At that time, the Company may appeal Nasdaq’s determination for a panel review.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. SPI Energy focuses on the downstream PV market including the development, financing, installation, operation and sale of utility-scale and residential solar power projects in China, Japan, Europe and North America. The Company operates an innovative online energy e-commerce and investment platform, www.solarbao.com, which enables individual and institutional investors to purchase innovative PV-based investment and other products; as well as www.solartao.com, a B2B e-commerce platform offering a range of PV products for both upstream and downstream suppliers and customers. The Company has its operating headquarters in Hong Kong and maintains global operations in Asia, Europe, North America and Australia.

For additional information, please visit: www.spisolar.com, www.solarbao.com or www.solartao.com.

For investors and media inquiries please contact:

Investor Relations Department

SPI Energy Co., Ltd.

pearl.peng@spisolar.com

+852 22916057